SECURIT 02018511 MISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2002
143

SEC FILE NUMBER
8- ~~019396~~ 37376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BALENTINE & COMPANY LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3455 PEACHTREE ROAD SUITE 2000
(No. and Street)

ATLANTA (City) GA (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL E. WOLF 404 760-2192
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE STEPHENS TILLER
(Name — *if individual, state last, first, middle name*)

780 JOHNSON FERRY RD (Address) ATLANTA (City) GA (State) 30342 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Wolf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Balentine & Company, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

Katherine Bennett
Notary Public

KATHERINE BENNETT
MY COMMISSION EXPIRES
JULY 29 2005
GWINNETT COUNTY
NOTARY PUBLIC

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALENTINE & COMPANY

FINANCIAL REPORTS

December 31, 2001 and 2000

CONTENTS

MOORE STEPHENS TILLER LLC
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholder of
Balentine & Company
Atlanta, Georgia

We have audited the statements of financial condition of Balentine & Company at December 31, 2001 and 2000, and the related statements of income, shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Balentine & Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 10-12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Tiller LLC
Atlanta, Georgia
January 30, 2002

FINANCIAL STATEMENTS

BALENTINE & COMPANY

STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS

	2001	2000
ASSETS		
Cash and cash equivalents	$ 927,955	$ 1,355,177
Commissions receivable	65,761	67,136
Other accounts receivable	155,704	199,031
Notes receivable, related parties	579,314	718,371
Prepaid expenses	12,316	808,196
Property and equipment, net	1,545,682	1,806,046
Other assets	3,300	3,300
TOTAL	$ 3,290,032	$ 4,957,257

LIABILITIES AND SHAREHOLDER'S EQUITY

	2001	2000
LIABILITIES		
Accounts payable and accrued expenses	$ 276,253	$ 526,839
Distribution payable	600,000	480,000
Total liabilities	876,253	1,006,839
SHAREHOLDER'S EQUITY		
Common stock, $.01 par value, 1,000 shares authorized, 675 shares issued and outstanding in 2001 and 2000	7	7
Additional paid-in capital	2,413,772	3,950,411
Retained earnings	-	-
Total shareholder's equity	2,413,779	3,950,418
TOTAL	$ 3,290,032	$ 4,957,257

The accompanying notes are an integral part of these financial statements.

BALENTINE & COMPANY

STATEMENTS OF INCOME
December 31, 2001 and 2000

	2001	2000
REVENUES		
Commission revenue	$ 1,580,760	$ 1,859,369
Advisory fees	5,871,998	6,194,529
Equity trading revenue	28,615	217,254
Bond trading revenue	954,294	376,412
Other income	1,292,423	1,024,789
Total revenues	9,728,090	9,672,353
EXPENSES		
Employee compensation and benefits	5,589,610	5,335,031
Brokerage, research and clearing fees	533,622	595,179
Occupancy, equipment and vehicle rental	903,194	768,720
Other operating expenses	2,593,303	2,510,411
Total expenses	9,619,729	9,209,341
NET INCOME	$ 108,361	$ 463,012

The accompanying notes are an integral part of these financial statements.

BALENTINE & COMPANY

STATEMENTS OF SHAREHOLDER'S EQUITY
December 31, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
BALANCE, December 31, 1999	$ 7	$ 4,557,399	$ -	$ 4,557,406
Contributions	-	800,000	-	800,000
Distributions	-	(1,406,988)	(463,012)	(1,870,000)
Net income	-	-	463,012	463,012
BALANCE, December 31, 2000	7	3,950,411	-	3,950,418
Distributions	-	(1,536,639)	(108,361)	(1,645,000)
Net income	-	-	108,361	108,361
BALANCE, December 31, 2001	$ 7	$ 2,413,772	$ -	$ 2,413,779

The accompanying notes are an integral part of these financial statements.

BALENTINE & COMPANY

STATEMENTS OF CASH FLOWS
December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 108,361	$ 463,012
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	339,838	370,276
Change in assets and liabilities:		
(Increase) decrease in:		
Commissions receivable	1,376	256,786
Other receivables	43,327	221,064
Prepaid expenses	795,880	156,416
Other assets	-	(3,300)
Accounts payable	(218,882)	(175,875)
Accrued expenses	(31,704)	24,189
Distribution payable	120,000	80,000
Net cash provided by operating activities	1,158,196	1,392,568
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(79,475)	(178,381)
Collections on notes receivable	139,057	96,628
Net cash provided by (used in) investing activities	59,582	(81,753)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(1,645,000)	(1,870,000)
Additional paid-in capital	-	800,000
Net cash used in financing activities	(1,645,000)	(1,070,000)
Net increase (decrease) in cash and cash equivalents	(427,222)	240,815
CASH AND CASH EQUIVALENTS		
Beginning	1,355,177	1,114,362
Ending	$ 927,955	$ 1,355,177

The accompanying notes are an integral part of these financial statements.

BALENTINE & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

1. Nature of Business and Summary of Significant Accounting Policies.

A. Nature of Business

Balentine & Company (the "Company"), a wholly owned subsidiary of Balentine Holdings, Inc., was incorporated in the State of Georgia on December 30, 1986 and commenced operations on February 6, 1987. The Company, which is a registered broker and dealer in securities and operates under the provisions of the Securities Exchange Act of 1934, introduces customers on a fully disclosed basis to its primary clearing agent, Pershing, a division of Donaldson, Lufkin and Jenrette Securities Corporation. The following is a summary of the significant accounting policies followed by the Company.

B. Accrual Basis

The financial statements of the Company have been prepared on the accrual basis.

C. Revenues and Clearing Fees

Commission and trading revenues, and related clearing fees are recorded on a trade date basis. Trading revenues arise from both bond and equity trading activities. Advisory fees are based on a percentage of the client's account balance and are recorded when collected.

D. Depreciation and Amortization

Furniture and fixtures are depreciated on a straight-line basis over a seven-year life. Equipment is depreciated on a straight-line basis over a three-year life. Leasehold improvements are amortized over the original term of the lease. Improvements that extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred.

E. Income Taxes

The Company, since inception, has been an S Corporation as defined in the Internal Revenue Code. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements as the tax effects of the Company's activities inure to its shareholder.

F. Cash and Cash Equivalents

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents.

G. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. Reclassifications

Certain amounts in the accompanying 2000 financial statements have been reclassified to conform to the 2001 presentation.

2. Property and Equipment

Property and equipment consist of the following classifications:

	2001	2000
Equipment and software	$ 621,461	$ 565,807
Furniture and leasehold improvements	2,015,509	1,991,689
	2,636,970	2,557,496
Less accumulated depreciation	(1,091,288)	(741,450)
	$ 1,545,682	$ 1,816,046

3. Employee Benefit Plan

The Company has a defined contribution retirement savings plan (the "Plan") covering all employees who meet certain service requirements. Contributions by the Company are determined at the discretion of the shareholder. For the years ended 2001 and 2000, the Company's discretionary annual contribution to the Plan was $32,000 and $75,000, respectively.

Effective January 1, 1992, the Company activated the 401(k) feature of its Plan which permits participants to contribute a portion of their annual wages which the Company will match, dollar for dollar, up to an annual maximum of $2,500 for each participant. For the years ended December 31, 2001 and 2000, the Company's total matching contributions to the 401(k) feature of the Plan were $88,901 and $83,443, respectively.

4. Net Capital Requirements

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that minimum net capital be the greater of $50,000 or 1/15 of aggregate indebtedness. At December 31, 2001 and 2000, the Company's net capital exceeded required net capital by $42,733 and $323,446, respectively.

5. Operating Leases

The Company has entered into several noncancelable operating lease agreements for office space, vehicles, and equipment that expire at various dates through the year 2007. Minimum future payments required under the terms of the leases for each of the next five years as of December 31 in the aggregate are as follows:

Year	Amount
2002	$ 840,187
2003	791,842
2004	756,688
2005	772,541
2006	789,527
Subsequent to 2006	807,175
Total	$ 4,757,960

Rental expense for 2001 and 2000 charged to operations totaled approximately $903,000 and $725,000, respectively.

6. Related Party Transactions

For the years ended December 31, 2001 and 2000, the Company received approximately $1,648,000 and $1,480,000, respectively, from a related Company for operational fees. In addition, the Company also received approximately $165,000 from another related Company in return for the services of their investment advisers.

During 2001 and 2000, the Company recognized commission revenue related to trades involving several limited partnerships where an affiliate of the Parent Company has been established as the general partner of each of the partnerships. The following commissions were received from these related companies for the years ending December 31, 2001 and 2000:

	2001	2000
Griffin Partners, L.P.	$ -	$ 100,108
Balentine US Small Cap Equity Fund, L.P.	141,680	135,755
Balentine US Mid Cap Equity Fund, L.P.	195,674	266,547
Balentine US Large Cap Equity Fund, L.P.	189,255	149,362
Balentine Hedge Fund, L.P.	141,237	220,611
Balentine International Equity Fund, L.P.	158,514	96,905
Total	$ 826,360	$ 969,288

At December 31, 2001 and 2000, some shareholders of the Parent Company had outstanding personal borrowings aggregating $1,638,650 and $2,715,000, respectively, which are secured by the Company's furniture and fixtures.

During 2001 and 2000, the Company paid referral fees of approximately $661,000 and $65,000, respectively, to a company that is approximately forty-eight percent (48%) owned by the Parent Company.

During 1997 and 1996, the Company issued 36 and 45 shares, respectively, of its common stock in exchange for notes receivable from shareholders and cash of $591,435 and $118,286, respectively, in 1997 and $570,009 and $114,358, respectively, in 1996. The notes, which bear interest at rates ranging from 5.6% to 6.8%, are due in quarterly principal and interest payments through 2006 or 2007. The notes had an outstanding balance of $579,314 and $718,371 at December 31, 2001 and 2000, respectively.

7. Concentration of Credit Risks

The Company maintains cash balances at banks. Accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The amount on deposit with banks at December 31, 2001 and 2000 is in excess of the FDIC limit by approximately $822,000 and $2,076,000, respectively.

8. Subsequent Events

On January 2, 2002, Balentine & Company's parent company, Balentine Holdings, Inc., completed a merger with a subsidiary of Wilmington Trust Corporation, with Balentine Holdings, Inc. surviving the merger.

Prior to the merger, Balentine Holdings, Inc. contributed its assets and liabilities to Balentine Delaware Holding Company, LLC, a Delaware limited liability company (the "LLC"), in exchange for a 100% profits interest and a 100% capital interest in the LLC. A 20% profits interest and a partially subordinated capital interest in the LLC were then distributed to the shareholders of Balentine Holdings, Inc.

In connection with and immediately prior to the merger, Balentine & Company was converted to a Georgia limited liability company, Balentine & Company, LLC, and merged with a related party, Balentine General Partner, LLC.

Immediately following the merger, Wilmington Trust Corporation contributed all of the outstanding shares of capital stock of Balentine Holdings, Inc. to its subsidiary, WT Investments, Inc.

SUPPLEMENTARY INFORMATION

AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder of
Balentine & Company
Atlanta, Georgia

In planning and performing our audits of the financial statements and supplemental schedule of Balentine & Company (the "Company") for the years ended December 31, 2001 and 2000, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the Shareholder, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Tiller LLC

Atlanta, Georgia
January 30, 2002

BALENTINE & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2001 and 2000

Schedule 1

	2001	2000
Net Capital		
Total shareholder's equity	$ 2,413,779	$ 3,950,418
Deduct total nonallowable assets	2,296,316	3,534,944
Net capital before haircuts on securities	117,463	415,474
Haircuts on securities (money market funds)	16,313	24,905
Net capital	$ 101,150	$ 390,569
Aggregate Indebtedness		
Accounts payable and accrued expenses	$ 276,253	$ 526,839
Distribution payable	600,000	480,000
Total aggregate indebtedness	$ 876,253	$ 1,006,839
Computation of Basic Net Capital Requirement		
Minimum net capital required	$ 58,417	$ 67,123
Excess net capital	$ 42,733	$ 323,446
Percentage of aggregate indebtedness to net capital	866%	258%

There were no material differences in the above computations from those included in the Company' report on Form X-17A-5 Part IIA, for the periods ended December 31, 2001 and 2000.